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                               March 20, 2024

       Linda Wang
       Chief Executive Officer
       Akso Health Group
       Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,
       No. 44, Moscow Road, Qianwan Bonded Port Area
       Qingdao Pilot Free Trade Zone, China (Shandong)

                                                        Re: Akso Health Group
                                                            Registration
Statement on Form F-3
                                                            Filed February 23,
2024
                                                            File No. 333-277351

       Dear Linda Wang:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3

       Part II
       Item 9. Exhibits, page II-1

   1. We note the asterisks included along with Exhibit 5.1 regarding your legal opinion as to the legality of the
securities being offered indicating that the legal opinion will be filed at a later date and will
be incorporated by reference. Please file a qualified legal opinion now prior to effectiveness.
Refer to Question 212.05 of our Securities Act Rules Compliance
                                                        and Disclosure
Interpretations for guidance regarding qualified and unqualified legal opinions and shelf
takedowns.
   2. We note that you are registering the offer and sale of debt securities and that you did not file a Form T-1 as an
exhibit. You must either file a Form T- 1 as an exhibit to the registration statement
to qualify the trustee thereunder or annotate the exhibit index to
 Linda Wang
Akso Health Group
March 20, 2024
Page 2
         indicate your intention to rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.
General

3. We note that you have outstanding comments related to your Form 20-F for the fiscal year ended March 31, 2023. Please note that all comments on your Form 20-F will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form
         F-3.
4. Please revise the filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance s Sample Letter to
         China-Based Companies issued by the Staff in December 2021
(China-Based
         Company Dear Issuer Letter). Additionally, please also revise the filing based upon the
         China-based comments received on your Form 20-F for the fiscal year ended March 31,
         2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameLinda Wang                                   Sincerely,
Comapany NameAkso Health Group
                                                               Division of
Corporation Finance
March 20, 2024 Page 2                                          Office of Trade
& Services
FirstName LastName